[LETTERHEAD OF DAVIS POLK & WARDWELL]


                                                     October 10, 2000


Re: MITF TR FD MULTISTATE SER 417 DAF
    Registration Statement on Form S-6
    (File No. 333-47652)

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Suzanne Hayes

Dear Ms. Hayes:

     We hereby request withdrawal of the above-referenced Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended. The Registration Statement was filed under the wrong CIK/CCC numbers, and will be refiled today under the correct codes. We do not believe withdrawal to be inconsistent with the public interest or the protection of investors.

                                         Very truly yours,



                                         /s/ Ed Cafarella
                                         --------------------------------
                                         Corporate Legal Assistant